EXHIBIT 3

Chunghwa Telecom holds an investors conference in Hong Kong

Date of events: 2012/06/25

Contents:

1.Date of the investor conference:2012/07/03~2012/07/04

2.Time of the investor conference:2:00PM

3.Location of the investor conference: Hong Kong

4.Brief information disclosed in the investor conference: The conference arrangement will be helped by Daiwa-Cathay.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.Will the presentation be released in the Company’s website: Please refer to http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None